UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ ✓ ] Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

or

[ ] Transition Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the transition period from _______ to _______

Commission File No. 001-35651

A. Full title of the plan and the address of the plan,
if different from that of the issuer named below:

THE BANK OF NEW YORK MELLON CORPORATION 401(k) SAVINGS PLAN
BNY Mellon Center
500 Grant Street
Pittsburgh, PA 15258-0001

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE BANK OF NEW YORK MELLON CORPORATION
One Wall Street
New York, New York 10286

The Bank of New York Mellon Corporation 401(k) Savings Plan

Form 11-K

Table of Contents

Page

Financial Statements and Supplemental Schedule (With Report of Independent Registered Public Accounting Firm Thereon)	2

Signatures	23

Index to Exhibits	24

The Bank of New York Mellon Corporation
401(k) Savings Plan

Financial Statements and Supplemental Schedule
for the years ended
December 31, 2014 and 2013

(With Report of Independent Registered Public Accounting Firm)

The Bank of New York Mellon Corporation 401(k) Savings Plan

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee
The Bank of New York Mellon Corporation:
We have audited the accompanying statements of net assets available for plan benefits of The Bank of New York Mellon Corporation 401(k) Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.
/s/ KPMG
Pittsburgh, PA
June 24, 2015

The Bank of New York Mellon Corporation 401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

	December 31,
(in dollars)	2014	2013
Assets:
Investments held in Master Trust, at fair value	$5,143,919,027	$4,762,150,609
Notes receivable from participants	89,903,864	88,926,059
Employer contributions receivable	24,180,119	21,747,782
Cash	51,218	270,915
Pending investments sales and other receivables	1,107,208	1,077,454
Total assets	5,259,161,436	4,874,172,819

Liabilities:
Pending investment purchases and other liabilities	10,277,725	11,967,290
Total liabilities	10,277,725	11,967,290

Net assets available for plan benefits, before adjustment	5,248,883,711	4,862,205,529
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,601,188)	(1,326,011)
Net assets available for plan benefits	$5,246,282,523	$4,860,879,518
See accompanying Notes to Financial Statements.

The Bank of New York Mellon Corporation 401(k) Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31,
(in dollars)	2014	2013
Additions to net assets available for plan benefits:
Net investment income from Master Trust	$369,507,868	$838,280,440
Contributions:
Employer contributions	120,185,024	116,754,867
Participant contributions	188,737,118	183,347,281
Rollover contributions	19,609,809	17,193,733
Total contributions	328,531,951	317,295,881
Interest income on notes receivable from participants	3,560,694	3,388,730
Total additions	701,600,513	1,158,965,051

Deductions from net assets available for plan benefits:
Benefits paid to participants	360,325,055	310,831,981
Administrative expenses	2,258,015	1,816,170
Total deductions	362,583,070	312,648,151
Net increase prior to transfer from other plans	339,017,443	846,316,900
Transfer in from other plans	46,385,562	—
Net increase in net assets	385,403,005	846,316,900

Net assets available for plan benefits:
At beginning of year	4,860,879,518	4,014,562,618
At end of year	$5,246,282,523	$4,860,879,518
See accompanying Notes to Financial Statements.

Notes to Financial Statements

1.    Description of the Plan

The following description of The Bank of New York Mellon Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General information – The Plan is a defined contribution plan sponsored by The Bank of New York Mellon Corporation (“the Company”) and is intended to meet the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides employees with the opportunity to invest a portion of their annual compensation in the Plan, augmented by employer contributions, to meet retirement income goals.

On July 1, 2010, the Company acquired PNC Global Investment Servicing, (U.S.) Inc. (“GIS”) resulting in the merger of the PNC Global Investment Servicing, Inc. Retirement Savings Plan (“GIS Plan”) into the Plan.

On December 31, 2011, the Retirement Savings Plan of BNY Securities Group (the “Securities Group 401(k) Plan”) was merged into the Plan as directed by the resolution of the Company.

On January 21, 2014, the Russell/Mellon 401(k) Plan was merged into the Plan as directed by the resolution of the Company. On January 21, 2014, cash of $45,191,379 and notes receivable from participants of $465,227 were transferred into the Plan.

The Pareto Partners 401(k) Plan and the Pareto Partners Money Purchase Pension Plan (collectively the “Pareto Plans”) were terminated on December 31, 2013 as directed by the resolution of the Company. On November 28, 2014 and December 1, 2014, respectively, assets of $691,329 from the Pareto Partners 401(k) Plan and the Pareto Partners Money Purchase Pension Plan were transferred to the Plan as directed by the resolution of the Company.

Administration of the Plan – The Plan is administered by the Benefits Administration Committee (“the Plan Administrator”), a named fiduciary of the Plan. The Plan Administrator has full discretionary power and authority to construe, interpret and administer the Plan, including questions concerning eligibility and payment of benefits and may adopt rules and regulations for administering the Plan. The Benefits Investment Committee is the named fiduciary which is responsible for investment-related matters, including the establishment of an investment policy, the appointment of investment managers, and the monitoring of the performance of the Plan’s investment funds. There is no assurance that the stated objective of any of the funds can be achieved. The Plan’s trustee is The Bank of New York Mellon (the “Trustee”), a wholly-owned banking subsidiary of the Company.

The Benefits Investment Committee appointed Fiduciary Counselors Inc. to serve as the independent fiduciary (“Independent Fiduciary”) to (i) make certain fiduciary decisions related to the continued prudence of offering the common stock of the Company or its affiliates as an investment option under a plan, such as the Plan, that permits participants to direct the investment of their Plan accounts, other than Plan sponsor decisions, and (ii) select and monitor any actively managed investments (including mutual funds) of the Company or its affiliates to be offered to participants as investment options under the Plan.

Eligibility – Employees are eligible to participate in the Plan if they are a salaried U.S. employee of the Company or a subsidiary of the Company which has elected to have its U.S. employees covered by this Plan. U.S. hourly employees of the Company are eligible to participate in the Plan after completing 1,000 hours of service within the 12 month period commencing on the employee’s hire date. U.S. hourly employees who do not complete 1,000 hours during the initial period will be eligible to participate in the Plan after completing 1,000 hours within any calendar year after the employee’s hire date.

Eligible employees may begin participating in the Plan as of the first day of the next payroll period beginning after completion of the enrollment process. Employees who do not take action to either enroll or decline to

Notes to Financial Statements (continued)

enroll in the Plan within a 30 day notification period, are automatically enrolled in the Plan with a pre-tax contribution rate equal to 2% of their base compensation. The money is invested in the LifePath Index Fund closest to the year that the participant will reach age 65.

Investment Funds – Participants in the Plan have the option of investing their contributions through salary deferrals to professionally managed funds offered under the Plan, which include lifecycle funds, passively managed index funds, actively managed funds, a self-directed account (“SDA”) and common stock of the Company. The maximum amount a participant can transfer into the SDA is 50% of their account balance. The performance of the investment funds being offered in the Plan is evaluated regularly, and the funds offered under the Plan may change periodically.

The Benefits Investment Committee is authorized to place restrictions on trading in selected funds. Pursuant to this authority, an administrative restriction applies to account balance transfers in and out of investment funds that hold international securities, because these funds are particularly at risk for trading activity that might harm or are inconsistent with the Plan’s retirement objectives. With this restriction, participants may not buy and then sell, or sell and then buy, shares in certain core funds in the Plan within any 15-day calendar period.

Contributions – The Plan utilizes a “safe harbor” design under Internal Revenue Service (“IRS”) 401(k) plan regulations in which employee pre-tax, Roth 401(k) and employer matching contributions are not subject to discrimination testing. Participants can contribute pre-tax, Roth 401(k) and/or after-tax contributions to the Plan, with an overall limit of 75% of the participant’s eligible base pay. Eligible base pay is defined as semi-monthly base pay excluding overtime, bonuses, commissions, deferrals to any non-qualified retirement program, or any other special payments, including payments after termination of employment. Federal law limited the total dollar amount participants were eligible to contribute on a pre-tax basis and/or Roth basis (described below) to $17,500 in both 2014 and 2013. The Plan limit for after-tax contributions was $14,000 in both 2014 and 2013. After-tax contributions are not automatic. A participant must choose to make after-tax contributions to the Plan. Employees may change the rate of contribution or discontinue contributions at any time.

Participants who were age 50 or older by December 31, 2014 and 2013, as applicable, and who reached the contribution limit for such year(s), were eligible to contribute an additional $5,500 in catch-up contributions to the Plan for such year(s).

Participants may rollover into the Plan amounts representing distributions from other qualified retirement plans or Individual Retirement Accounts.

Effective April 1, 2014, participants may elect to contribute through the Roth 401(k) contribution option. With the Roth 401(k) feature, participants contribute to their current BNY Mellon 401(k) account on an after-tax basis. Growth in the Roth portion of the account will be tax-free. Although Roth 401(k) contributions must be separately accounted for, they are generally subject to the same rules applicable to pre-tax contributions except that participants that are at least age 59½ and have held the account for five years or more can request a distribution or withdrawal which will not be subject to income tax. The Roth 401(k) contributions qualify for matching contributions and are otherwise subject to the same combined dollar limits applicable to pre-tax contributions (for 2014, $17,500 or $23,000 for participants over age 50 by December 31).

Matching Contributions – In 2014 and 2013, the Company matched 100% of the first 4% of eligible base pay plus 50% of the next 2% of eligible pay contributed by the participant for a maximum matching contribution of 5%. The Company’s matching contributions were paid in cash.

Profit-Sharing Contributions – The Company may make annual profit-sharing contributions to eligible employees who are employed on December 31 of the applicable plan year based on the Company’s financial

Notes to Financial Statements (continued)

performance goals. The profit-sharing contribution for “on-target” performance is set at 1% of eligible base pay. There was no profit-sharing contribution in 2014 and 2013.

Retirement Contribution – The Company makes additional contributions to participants of the Plan who were hired on or after January 1, 2010 and are not eligible to earn benefits in The Bank of New York Mellon Corporation Pension Plan.  The additional contribution is an annual contribution equal to 2% of eligible base pay, whether the participant contributes to the Plan or not.  In order to receive this contribution, the employee must be eligible to participate in this Plan and must be employed by a participating subsidiary of the Company on December 31 of the year to which the contribution relates. The retirement contribution for 2014 was paid on March 26, 2015, and the retirement contribution for 2013 was paid on March 26, 2014.

Securities Group Transition Contribution – Participants in the Securities Group 401(k) Plan, prior to the plan merger, were eligible for an annual profit-sharing contribution effective for the 2011 plan year based on the participant’s rate of compensation as of January 1, 2011, or if later, their hire date, which replaced the existing profit-sharing contribution. This transition contribution was paid on March 28, 2012.

Participant Accounts – Each participant’s account is credited with the participant’s pre-tax, Roth and/or after-tax contributions, employer matching contributions, employer profit-sharing contributions and retirement contributions, if any. The account is also credited or charged with the proportionate share of changes in the net assets of the Plan arising from investment activities. Distributions with respect to a participant’s interest under the Plan are charged to the participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately vested in their pre-tax, Roth and/or after-tax contributions, any rollover contributions, and earnings or losses on these amounts. Matching contributions to the Plan relating to periods of employment on or after January 1, 2009, plus any earnings or losses these amounts generate, are 100% vested at all times. Retirement contributions and any future profit-sharing contributions will fully vest after three years of service. The Securities Group Transition Contribution vests 20% for each year of service until 100% vested after five years of service, including prior service under the Securities Group 401(k) Plan. If a participant retires, dies or becomes disabled while employed by the Company, the participant’s account balance will be immediately vested.

Contributions made to eligible participants of the GIS Plan, the Securities Group 401(k) Plan and the Russell/Mellon 401(k) Plan prior to the plan merger dates will follow the vesting schedule outlined in the respective Plan documents. Assets transferred from the terminated Pareto Plans to the Plan are fully vested.

Forfeitures – If the participant is not fully vested in the matching, retirement, profit-sharing and/or transition contributions at the participant’s employment termination date, the nonvested portion of the account balance is forfeited on the earlier of distribution of the vested portion or five consecutive one-year breaks in service. Forfeitures are used to reduce future employer contributions. In 2014 and 2013, forfeitures of $1,784,415 and $1,272,231, respectively, were used to reduce employer contributions. As of December 31, 2014 and 2013, the unallocated forfeitures totaled $18,041 and $55,607, respectively.

Distributions and In-Service Withdrawals – The vested portion of a participant’s account will be payable upon severance of employment, including for reasons of retirement, death, or disability (within the meaning of the Company’s Long-Term Disability Plan). Participants are eligible to request withdrawals following the attainment of age 59½ or in the case of specified hardships. Amounts attributable to after-tax and rollover contributions are available for in-service withdrawal at any time. The Plan also makes mandatory age 70½ distributions pursuant to the minimum distribution regulations issued by the IRS.

Notes Receivable from Participants – Generally, new loans, when added to the amount of any existing loans, cannot exceed the lesser of (a) $50,000 minus the participant’s highest outstanding loan balance in the last 12 months, (b) one-half of the participant’s vested account, or (c) the participant’s account balance, excluding any investments in a SDA. Such loans are repaid in periodic installments through payroll

Notes to Financial Statements (continued)

deductions. Recurring direct debit payments are accepted from participants that are on long-term disability or are no longer employed by the Company. Loan repayments, of both principal and interest, are invested by the Trustee among the available investment funds in the same proportions as the participant’s salary reduction contributions are invested. The fixed loan interest rate is one percentage point above the prime lending rate at the time the loans are issued (3.25% in both 2014 and 2013).

Payment of Benefits – A participant (or their beneficiary) may elect to receive distributions in one lump sum or in a series of quarterly installments over a period not exceeding the lesser of (1) their life expectancy or the designated beneficiary’s joint life expectancy, or (2) ten years. Participants will automatically be paid in a lump sum if their account balance is $1,000 or less. If a portion of a participant’s balance is invested in the Company’s common stock or a SDA, the participant may elect to receive the distribution in-kind or in cash.

Voting Rights – Each participant is entitled to exercise voting rights attributable to the shares of the Company’s common stock allocated to his or her account and will be notified prior to the time that such rights are to be exercised. The Trustee will vote shares for which no directions have been timely received, and shares not credited to any participant’s account, in proportion to the vote cast by participants who have timely responded subject to review by the Independent Fiduciary appointed by The Benefits Investment Committee to review certain decisions related to the Company’s common stock.

Flexible Dividend – Dividends paid on the Company’s common stock held in a participant’s account are automatically reinvested in the Company’s common stock. A participant may elect to have the dividends on vested shares paid in cash as a distribution from the Plan.

Plan Termination or Plan Merger – Although the Company has no present intention to terminate the Plan, it expressly retains the right to amend, modify or terminate the Plan at any time. Such amendments or modifications may be retroactive, provided that no amendment or modification shall be made which permits Plan assets to be used or diverted for purposes other than the exclusive benefit of the participants or their beneficiaries. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Benefits Administration Committee may determine.

In the event of any merger or consolidation of the Plan with, or transfer of assets of the Plan to any other plan, each participant’s account, immediately after such event, would equal the market value of the account prior to such event.

2.    Summary of Significant Accounting Policies

Basis of Financial Statements – The accompanying financial statements have been prepared on the accrual basis of accounting. Certain immaterial reclassifications have been made to prior periods to place them on a basis comparable with current period presentation.

Use of Estimates – The preparation of the financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – Investments held by the Plan and included in The Bank of New York Mellon Corporation Retirement Plans Master Trust (the “Master Trust”) are reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).

Investment transactions are recorded on the trade date of the purchase or sale. Dividend income from investments in common stock is recorded on the ex-dividend date. Interest income is recorded as earned on

Notes to Financial Statements (continued)

an accrual basis. Net appreciation (depreciation) in fair value includes the gains and losses on investments bought and sold as well as held during the year.

Fully Benefit-Responsive Investment Contracts – The Stable Value Fund invests in fully benefit-responsive investment contracts. As provided in Accounting Standards Codification (“ASC”) 946 Financial Services – Investment Companies, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement, as contract value is the amount participants will receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less benefits paid to participants and administrative expenses. As required by ASC 946, the fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for plan benefits.

The Stable Value Fund generally consists of traditional guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts described in detail below:

Guaranteed Investment Contracts

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Synthetic Guaranteed Investment Contracts

Fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit-responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Variable rate synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund. The contract is benefit-responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at the time of issuance and is guaranteed by the issuer for the life of the investment.

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit-responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

The interest crediting rate is determined quarterly and is primarily based on the current yield to maturity of the covered investment, plus or minus amortization of the difference between the market value and the contract value of the covered investments over the duration of the covered investments at the time of computation. There is no relationship between future crediting rates and adjustment to contract value reported in the statements of net assets available for plan benefits.

Notes to Financial Statements (continued)

The average market yield of the Stable Value Fund for the years ended December 31, 2014 and 2013 was 1.65% and 1.44%, respectively. The average yield earned by the Stable Value Fund that reflects the actual interest credited to participants for the years ended December 31, 2014 and 2013 was 1.71% and 1.18%, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator believes that any such event that would limit the Plan’s ability to transact at contract value with participants is not probable of occurring.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Administrative Expenses – The Company pays all administrative fees related to the Plan, except administrative costs related to certain retirement planning services, participant loans and certain investment management fees described in Note 3.

Benefits Paid to Participants – Benefits paid to participants are recorded upon distribution.

3.    Investment Options

The Bank of New York Mellon, a subsidiary of the Company, acts as Trustee under a declaration of trust providing for the establishment, management, investment and reinvestment of the Plan’s assets. The Benefits Investment Committee established the Plan’s investment options by offering four investment tiers, which include a broad range of funds as core options. Core options are those funds in which employees can invest directly through payroll contributions. The investment tiers are described below.

Lifecycle Funds – The lifecycle funds consist of a series of LifePath Index Funds which bear different risk profiles based on a targeted retirement date, ranging from 2020 to 2055. Each LifePath Index Fund is a fund-of-funds composed predominantly of a combination of index funds covering the domestic fixed income, domestic equity, international equity and global real estate securities asset classes. The fund manager rebalances the investment mix periodically to gradually shift toward a more conservative profile as the fund’s maturity date approaches. There is also a separate fund for individuals near to or already in retirement, the LifePath Retirement Fund, which intends to preserve savings by maintaining a lower risk profile.

Passively Managed Index Funds – The passively managed index funds consists of four index funds covering the major asset classes (domestic investment grade bonds, domestic large cap equity, mid and small cap equity, and international equity). These funds are designed to track a specific investment index, such as the Standard and Poor’s 500 Index. The fund managers attempt to replicate the holdings and performance of the index, but do not seek to exceed the index’s returns, less fees and expenses.

Actively Managed Funds and Common Stock – The actively managed funds consist of fourteen funds covering the major asset classes. The investment managers of actively managed funds seek to exceed the returns of a given market index or benchmark. Because this approach often requires a great deal of research and trading activity, fees and expenses are generally higher than the fees of passively managed index funds. The goal is to outperform the market enough to offset those higher expenses. Most of the funds have a multi-manager structure to reduce manager performance risk and to benefit from less than perfect correlation between different types of investment approaches within a sub-asset class.

Notes to Financial Statements (continued)

Participants have the opportunity to own shares of the Company’s common stock. A common stock investment in a single company is subject to the fluctuations of the stock market, as well as the Company’s performance and its long-term financial prospects.

Self-Directed Account – The investment options include the SDA in which participants may direct the purchase of shares of mutual funds and exchange-traded funds. The minimum initial investment in the SDA is $5,000, and subsequent transfers from any other fund into the SDA must be at least $1,000. The maximum amount that a participant may elect to invest in the SDA is 50% of their account balance. Accordingly, a participant must have at least a $10,000 account balance to be eligible to invest in the SDA.

There is no assurance that the stated objective of any of the funds can be achieved.

The Company pays the investment management fees for all passively managed index funds. For those actively managed funds which are partially managed by an affiliate, the Company directly pays the portion of the investment management fees attributable to the related affiliate. Fees charged by the lifecycle funds, non-affiliated fund managers of actively managed funds and the mutual funds and exchange-traded funds in the SDA are paid by the participant.

4.	Party-in-Interest Transactions

The Bank of New York Mellon, a subsidiary of the Company, acts as Trustee of the Plan.

Certain investments of the Plan are managed by subsidiaries of the Company. The Plan also invests in common stock of the Company. In addition, the Plan issues loans to participants, which are secured by the balances in the participant’s accounts. Therefore, these related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

The Master Trust held 23,036,830 shares of the Company’s common stock at December 31, 2014, and 25,263,028 shares at December 31, 2013.

5.	Federal Income Taxes

The Plan received a favorable determination letter from the IRS dated April 7, 2014, which stated that the Plan and related trust, as in effect on the February 1, 2010 filing date, was designed in accordance with the applicable Sections of the Internal Revenue Code of 1986 (“IRC”). The Plan, which was the subject of the determination letter, has been amended since receiving the determination letter. In accordance with IRS procedures, the Company filed for an updated favorable determination letter on January 28, 2015. The Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken any uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has concluded that as of December 31, 2014 and December 31, 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to federal income tax examinations for the years prior to 2011.

Notes to Financial Statements (continued)

6.    Master Trust Financial Information

The Plan’s assets are held in the Master Trust. The assets of the Master Trust also include the assets of The Bank of New York Mellon Corporation Pension Plan and The Employee Stock Ownership Plan of The Bank of New York Company, Inc.

Prior Period Adjustment

In 2014, the Company identified a prior period error in the reported fair value of investment contracts with insurance companies held by the Master Trust related to The Bank of New York Mellon Corporation Pension Plan. This error, which was immaterial to previously disclosed financial information of the Master Trust, resulted in an understatement of both investments at December 31, 2013 and investment income for the year ended December 31, 2013. The Company evaluated the effects of this error on the prior period financial information in accordance with the guidance in ASC Topic 250, Accounting Changes and Error Corrections, ASC Topic 250-10-S99-1, Assessing Materiality, and ASC Topic 250-10-S99-2, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“ASC 250”), and concluded that the prior period was not materially misstated. In order to correct this immaterial error, the Company has revised the accompanying statement of net assets available for plan benefits as of December 31, 2013 and the related statement of changes in net assets available for plan benefits of the Master Trust for the year ended December 31, 2013 to increase the fair value of the investment contracts with insurance companies and investment income by $24,290,751.  The error had no impact on the statement of net assets available for plan benefits as of December 31, 2013, or the related statement of changes in net assets available for plan benefits for the year ended December 31, 2013 for the Plan.

The statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits of the Master Trust as of December 31, 2014 and 2013 are as follows:

Master Trust

Statements of Net Assets Available for Plan Benefits

	December 31,
(in dollars)	2014	2013
Assets:
Investments, at fair value	$10,619,244,793	$10,015,172,512
Notes receivable from participants	89,903,864	88,926,059
Cash	51,221	270,918
Pending investment sales and other receivables	110,306,836	51,263,363
Assets held as collateral under securities lending	275,229,730	269,097,878
Total assets	11,094,736,444	10,424,730,730
Liabilities:
Pending investment purchases and other liabilities	81,662,828	30,877,814
Payable upon return of assets loaned	275,229,730	269,097,878
Total liabilities	356,892,558	299,975,692
Net assets available for plan benefits, before adjustment	10,737,843,886	10,124,755,038
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,603,319)	(1,324,925)
Net assets available for plan benefits	$10,735,240,567	$10,123,430,113

Notes to Financial Statements (continued)

Master Trust

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31,
(in dollars)	2014	2013
Additions to net assets available for plan benefits:
Transfers in	$329,744,580	$317,716,216
Transfer in from other plans	46,385,562	—
Investment income	794,669,495	1,469,382,691
Total additions	1,170,799,637	1,787,098,907

Deductions from net assets available for plan benefits:
Transfers out	558,989,183	491,700,642
Net increase in net assets	611,810,454	1,295,398,265

Net assets available for plan benefits:
At beginning of year	10,123,430,113	8,828,031,848
At end of year	$10,735,240,567	$10,123,430,113

The Plan’s interest in the net assets available for plan benefits of the Master Trust was 49% at December 31, 2014 and 48% at December 31, 2013.

The following is a reconciliation of net assets available for plan benefits per the Master Trust financial statements at December 31, 2014 and 2013, to Form 5500.

	December 31,
(in dollars)	2014	2013
Net assets available for plan benefits per the Master Trust financial statements	$10,735,240,567	$10,123,430,113
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,603,319	1,324,925
Net assets available for plan benefits per Form 5500	$10,737,843,886	$10,124,755,038

The following is a reconciliation of the change in net assets available for plan benefits per the Master Trust financial statements for the years ended December 31, 2014 and 2013, to Form 5500.

	Year ended December 31,
(in dollars)	2014	2013
Net increase in net assets available for plan benefits per the Master Trust financial statements	$611,810,454	$1,295,398,265
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts – prior year	1,324,925	5,955,911
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts – current year	2,603,319	1,324,925
Net change in assets available for plan benefits per Form 5500	$613,088,848	$1,290,767,279

7.    Investment in Master Trust

The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) that can be specifically identified. The Plan’s ownership percentage in these investments and transactions does not represent an undivided interest.

Notes to Financial Statements (continued)

The following table presents the fair values of investments in the Master Trust and the Plan’s percentage interest in each investment class of the Master Trust.

	December 31, 2014		December 31, 2013
		Plan’s ownership percentage		Plan’s ownership percentage
	Fair value (in dollars)		Fair value (in dollars)

Common and preferred stock:
BNY Mellon Corporation common stock	$934,604,193	72%	$882,690,199	74%
Other U.S. equity	1,468,406,327	—	1,286,504,686	—
Non-U.S. equity	132,104,159	—	137,685,124	—
Self-directed accounts (a)	130,497,046	100	130,552,966	100
Mutual funds:
Money market	254,194,371	100	272,026,489	100
Collective trust funds:
Commingled	644,464,867	47	729,952,228	40
U.S. equity	2,865,600,989	54	2,708,479,592	52
Non-U.S. equity	393,323,261	100	367,201,977	100
U.S. fixed income	342,927,875	100	305,988,793	100
Balanced	344,630,613	100	285,818,630	100
Fixed income:
U.S. Treasury securities	519,596,803	—	478,163,446	—
U.S. Government agency	75,378,721	—	83,545,005	—
Sovereign government obligations	91,194,839	—	100,620,257	—
U.S. corporate bonds	737,251,362	—	655,055,938	—
Other	36,784,132	—	41,828,329	—
Venture capital and partnership interests	85,392,736	—	100,520,147	—
Exchange traded funds	69,560,503	—	66,388,280	—
Funds of funds:
U.S. equity	730,625,344	100	684,418,116	100
Non-U.S. equity	191,215,634	100	197,092,407	100
U.S. fixed income	182,092,492	100	142,095,629	100
Other	201,468,163	25	181,329,284	20
Interest-bearing cash	829,033	—	2,519,197	—
Derivative instruments	1,596,557	—	(156,518)	—
Investment contracts with insurance companies	185,504,773	—	174,852,311	—
Total investments at fair value	$10,619,244,793	48%	$10,015,172,512	48%

(a)	None of the funds in the Plan’s Self-directed accounts exceeded 5% of net assets available for plan benefits at the end of the plan years 2014 and 2013.

The following individual investments in the Master Trust represent 5% or more of the Master Trust’s net assets available for plan benefits.

	December 31,
(in dollars)	2014	2013
EB DL Stock Index Fund	$1,137,918,690	$1,012,972,209
BNY Mellon Corporation common stock	934,604,193	882,690,199
EB DV Large Cap Stock Index Fund	785,169,930	827,655,178

Notes to Financial Statements (continued)

The following individual investments in the Plan represent 5% or more of the Plan’s net assets available for plan benefits.

	December 31,
(in dollars)	2014		2013
EB DL Stock Index Fund	$1,137,333,811		$1,012,436,659
BNY Mellon Corporation common stock	676,083,106		651,340,125
Small-Mid Cap Stock Index Fund	412,442,922		385,042,476
International ACWI ex. U.S. Stock Index Fund	393,165,089		367,047,493
Aggregate Bond Index Fund	313,534,214		281,291,616
Mellon Stable Value Fund (a)	297,921,802		292,568,960
Wells Fargo Money Market Mutual Fund	253,984,478	(b)	271,777,605

(a)	Represents contract value.

(b)	Represents less than 5% of the Plan’s net assets available for plan benefits as calculated for the respective reporting period.

Investment income for the Master Trust is as follows:

	Year ended December 31,
(in dollars)	2014	2013
Net appreciation (depreciation) in fair value of investments:
Common and preferred stock	$235,767,837	$540,036,040
Self-directed accounts	(485,679)	12,385,271
Mutual funds	28,082	113,184
Collective trust funds	306,776,589	715,872,891
Fixed income	54,364,208	(108,217,598)
Venture capital and partnership interests	5,274,639	14,388,807
Exchange traded funds	(1,344,948)	(1,854,199)
Funds of funds	70,800,424	211,388,214
Interest-bearing cash	10,859	21,457
Derivative instruments	(1,223,381)	161,645
Investment contracts with insurance companies	10,652,462	(20,698,838)
Net appreciation in fair value of investments	680,621,092	1,363,596,874
Interest	60,789,567	57,470,470
Dividends	53,258,836	48,315,347
Total investment income	$794,669,495	$1,469,382,691

8.	Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy for fair value measurements is utilized based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Valuation hierarchy

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are described below.

Level 1: Inputs to the valuation methodology are recent quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets include common and preferred stock, the self-directed accounts, U.S. Treasury securities, exchange traded funds and mutual funds.

Level 2: Observable inputs other than Level 1 prices, for example, are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are observable or can be corroborated, either directly or indirectly, for substantially the

Notes to Financial Statements (continued)

full term of the financial instrument. Level 2 assets and liabilities include items that are traded less frequently than exchange traded securities and derivative instruments whose model inputs are observable in the market or can be corroborated by market-observable data. Examples in this category are collective trust funds and funds of funds without redemption provisions, corporate debt obligations, U.S. and sovereign government obligations, derivative instruments and interest-bearing cash.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement. These unobservable inputs reflect the Plan’s own assumptions about the market that participants would use to price an asset based on the best information available in the circumstances. Level 3 assets include investment contracts with insurance companies, venture capital and partnership interests and funds of funds.

Valuation Methodologies

Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classifications of such instruments pursuant to the valuation hierarchy.

Common and preferred stock, the self-directed accounts, exchange traded funds and mutual funds: These types of securities are valued at the closing price reported in the active market in which the individual securities are traded, if available.

Collective trust funds and funds of funds: There are no readily available market quotations for these funds. The collective trust funds and funds of funds are valued at the net asset value (“NAV”) as a practical expedient for fair value. The NAV is based on the fair value of the underlying investments held by the fund, less its liabilities. These funds are either valued on a daily or monthly basis.

Fixed income investments: Certain government obligations are valued at the closing price reported in the active market in which the bond is traded. Corporate debt and other government obligations are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bond is valued using discounted cash flows that maximize observable inputs, such as current yields of similar instruments.

Venture capital and partnership interests: There are no readily available market quotations for these funds. The investment’s fair value is based on the Master Trust’s ownership percentage of the fair value of the underlying investments as provided by the fund managers. These funds are typically valued on a quarterly basis. The Master Trust’s venture capital and partnership interests are valued at NAV as a practical expedient for fair value.

Interest-bearing cash: The estimated fair value of interest-bearing cash is equal to the book value as a result of the short-term nature of these cash equivalents.

Derivative instruments: Derivative instruments are valued using internally developed models based on readily observable market parameters. Such derivatives include foreign exchange contracts, credit default swaps and interest rate contracts.

Investment contracts with insurance companies: There are no readily available market quotations for these investments. Certain investment contracts are valued at the present value of the contracted benefits payable using the same mortality and investment return assumptions used to determine Plan liabilities. The other investment contracts with insurance companies are valued at contract value. These contracts are valued on an annual basis.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Master Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different

Notes to Financial Statements (continued)

methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present the fair value of the financial instruments of the Master Trust by level within the fair value hierarchy as of December 31, 2014 and December 31, 2013. There were no transfers between Level 1 and Level 2 during plan years 2014 and 2013.

Master Trust investment assets measured at fair value on a recurring basis as of December 31, 2014
(in dollars)	Level 1	Level 2	Level 3	Total carrying value
Common and preferred stock:
BNY Mellon Corporation common stock	$934,604,193	$—	$—	$934,604,193
Other U.S. equity	1,468,406,327	—	—	1,468,406,327
Non-U.S. equity	132,104,159	—	—	132,104,159
Self-directed accounts	130,497,046	—	—	130,497,046
Mutual funds:
Money market	254,194,371	—	—	254,194,371
Collective trust funds: (a)
Commingled	—	644,464,867	—	644,464,867
U.S. equity	—	2,865,600,989	—	2,865,600,989
Non-U.S. equity	—	393,323,261	—	393,323,261
U.S. fixed income	—	342,927,875	—	342,927,875
Balanced	—	344,630,613	—	344,630,613
Fixed income:
U.S. Treasury securities	519,596,803	—	—	519,596,803
U.S. Government agency	—	75,378,721	—	75,378,721
Sovereign government obligations	—	91,194,839	—	91,194,839
U.S. corporate bonds	—	737,251,362	—	737,251,362
Other	—	36,784,132	—	36,784,132
Venture capital and partnership interests (a)	—	—	85,392,736	85,392,736
Exchange traded funds	69,560,503	—	—	69,560,503
Funds of funds: (a)
U.S. equity	—	730,625,344	—	730,625,344
Non-U.S. equity	—	191,215,634	—	191,215,634
U.S. fixed income	—	182,092,492	—	182,092,492
Other	—	50,323,639	151,144,524	201,468,163
Interest-bearing cash	—	829,033	—	829,033
Derivative instruments	—	1,596,557	—	1,596,557
Investment contracts with insurance companies	—	—	185,504,773	185,504,773
Total Master Trust investment assets at fair value	$3,508,963,402	$6,688,239,358	$422,042,033	$10,619,244,793

(a)	Fair value is calculated using NAV per share.

Notes to Financial Statements (continued)

Master Trust investment assets measured at fair value on a recurring basis as of December 31, 2013
(in dollars)	Level 1	Level 2	Level 3	Total carrying value
Common and preferred stock:
BNY Mellon Corporation common stock	$882,690,199	$—	$—	$882,690,199
Other U.S. equity	1,286,504,686	—	—	1,286,504,686
Non-U.S. equity	137,685,124	—	—	137,685,124
Self-directed accounts	130,552,966	—	—	130,552,966
Mutual funds:
Money market	272,026,489	—	—	272,026,489
Collective trust funds: (a)
Commingled	—	729,952,228	—	729,952,228
U.S. equity	—	2,708,479,592	—	2,708,479,592
Non-U.S. equity	—	367,201,977	—	367,201,977
U.S. fixed income	—	305,988,793	—	305,988,793
Balanced	—	285,818,630	—	285,818,630
Fixed income:
U.S. Treasury securities	478,163,446	—	—	478,163,446
U.S. Government agency	—	83,545,005	—	83,545,005
Sovereign government obligations	—	100,620,257	—	100,620,257
U.S. corporate bonds	—	655,055,938	—	655,055,938
Other	—	41,828,329	—	41,828,329
Venture capital and partnership interests (a)	—	—	100,520,147	100,520,147
Exchange traded funds	66,388,280	—	—	66,388,280
Funds of funds: (a)
U.S. equity	—	684,418,116	—	684,418,116
Non-U.S. equity	—	197,092,407	—	197,092,407
U.S. fixed income	—	142,095,629	—	142,095,629
Other	—	36,574,941	144,754,343	181,329,284
Interest-bearing cash	—	2,519,197	—	2,519,197
Derivative instruments	—	(156,518)	—	(156,518)
Investment contracts with insurance companies	—	—	174,852,311	174,852,311
Total Master Trust investment assets at fair value	$3,254,011,190	$6,341,034,521	$420,126,801	$10,015,172,512

(a)	Fair value is calculated using NAV per share.

Master Trust fair value measurements using significant unobservable inputs for the year ended December 31, 2014
			Investment contracts with insurance companies	Total Master Trust assets at fair value
		Venture capital and partnership interests
(in dollars)	Funds of funds
Fair value at December 31, 2013	$144,754,343	$100,520,147	$174,852,311	$420,126,801
Total gains or (losses) included in earnings (or changes in net assets)	7,008,423	5,274,639	10,652,462	22,935,524
Purchases and sales:
Purchases	—	1,452,628	—	1,452,628
Sales	(618,242)	(21,854,678)	—	(22,472,920)
Fair value at December 31, 2014	$151,144,524	$85,392,736	$185,504,773	$422,042,033
Change in unrealized gains or (losses) for the period included in earnings (or changes in net assets) for assets held at the end of the reporting period	$5,196,924	$(8,762,483)	$10,652,462	$7,086,903

Notes to Financial Statements (continued)

Master Trust fair value measurements using significant unobservable inputs for the year ended December 31, 2013
			Investment contracts with insurance companies	Total Master Trust assets at fair value
		Venture capital and partnership interests
(in dollars)	Funds of funds
Fair value at December 31, 2012	$131,405,524	$105,245,859	$195,551,149	$432,202,532
Total gains or (losses) included in earnings (or changes in net assets)	13,986,927	14,388,807	(20,698,838)	7,676,896
Purchases and sales:
Purchases	—	2,671,004	—	2,671,004
Sales	(638,108)	(21,785,523)	—	(22,423,631)
Fair value at December 31, 2013	$144,754,343	$100,520,147	$174,852,311	$420,126,801
Change in unrealized gains or (losses) for the period included in earnings (or changes in net assets) for assets held at the end of the reporting period	$11,875,446	$61,796	$(20,698,838)	$(8,761,596)

The Master Trust has certain investments in which the fair value has been estimated using the NAV per share. The tables below present information about the Master Trust’s investments valued at the funds’ NAV, which also have unfunded commitments and/or redemption provisions.

Master Trust investments valued using NAV as of December 31, 2014
(in dollars)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Collective trust funds	$157,081,157	$—	Daily - Semi-monthly	15-60 days
Funds of funds	151,144,524	—	Monthly	30-45 days
Venture capital and partnership interests	85,392,736	10,568,780	N/A	N/A
Total	$393,618,417	$10,568,780
N/A – Not applicable.

Master Trust investments valued using NAV as of December 31, 2013
(in dollars)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Collective trust funds	$160,752,821	$—	Daily - Semi-monthly	15-60 days
Funds of funds	144,754,343	—	Monthly	30-45 days
Venture capital and partnership interests	100,520,147	11,141,429	N/A	N/A
Total	$406,027,311	$11,141,429
N/A – Not applicable.

9.	Fair Value of Master Trust and Plan Net Assets Available for Plan Benefits

Note 8 presents investments measured at fair value by the three level valuation hierarchy established by ASC 820. The following is a summary of the practices used to estimate fair value of financial assets and liabilities not recorded at fair value. For the Master Trust and the Plan, pending investment sales and other receivables and pending investment purchases and other liabilities approximate fair value due to their short-term nature. For the Master Trust, assets held as collateral under securities lending and payable upon return of assets loaned approximate fair value due to their short-term nature. For the Plan, employer contributions receivable approximates fair value due to its short-term nature.

Notes to Financial Statements (continued)

The following tables present the estimated fair value and carrying amount of financial instruments of the Master Trust and the Plan not measured at fair value by ASC 820 valuation hierarchy (as described above).

Summary of Master Trust financial instruments	December 31, 2014
				Estimated fair value	Carrying value
(in dollars)	Level 1	Level 2	Level 3
Assets:
Cash	$51,221	$—	$—	$51,221	$51,221
Pending investment sales and other receivables	—	110,306,836	—	110,306,836	110,306,836
Assets held as collateral under securities lending	—	275,229,730	—	275,229,730	275,229,730
Total	$51,221	$385,536,566	$—	$385,587,787	$385,587,787
Liabilities:
Pending investment purchases and other liabilities	$—	$81,662,828	$—	$81,662,828	$81,662,828
Payable upon return of assets loaned	—	275,229,730	—	275,229,730	275,229,730
Total	$—	$356,892,558	$—	$356,892,558	$356,892,558

Summary of Master Trust financial instruments	December 31, 2013
				Estimated fair value	Carrying value
(in dollars)	Level 1	Level 2	Level 3
Assets:
Cash	$270,918	$—	$—	$270,918	$270,918
Pending investment sales and other receivables	—	51,263,363	—	51,263,363	51,263,363
Assets held as collateral under securities lending	—	269,097,878	—	269,097,878	269,097,878
Total	$270,918	$320,361,241	$—	$320,632,159	$320,632,159
Liabilities:
Pending investment purchases and other liabilities	$—	$30,877,814	$—	$30,877,814	$30,877,814
Payable upon return of assets loaned	—	269,097,878	—	269,097,878	269,097,878
Total	$—	$299,975,692	$—	$299,975,692	$299,975,692

Summary of Plan financial instruments	December 31, 2014
				Estimated fair value	Carrying value
(in dollars)	Level 1	Level 2	Level 3
Assets:
Employer contributions receivable	$—	$24,180,119	$—	$24,180,119	$24,180,119
Cash	51,218	—	—	51,218	51,218
Pending investment sales and other receivables	—	1,107,208	—	1,107,208	1,107,208
Total	$51,218	$25,287,327	—	$25,338,545	$25,338,545
Liabilities:
Pending investment purchases and other liabilities	$—	$10,277,725	$—	$10,277,725	$10,277,725
Total	$—	$10,277,725	$—	$10,277,725	$10,277,725

Summary of Plan financial instruments	December 31, 2013
				Estimated fair value	Carrying value
(in dollars)	Level 1	Level 2	Level 3
Assets:
Employer contributions receivable	$—	$21,747,782	$—	$21,747,782	$21,747,782
Cash	270,915	—	—	270,915	270,915
Pending investment sales and other receivables	—	1,077,454	—	1,077,454	1,077,454
Total	$270,915	$22,825,236	—	$23,096,151	$23,096,151
Liabilities:
Pending investment purchases and other liabilities	$—	$11,967,290	$—	$11,967,290	$11,967,290
Total	$—	$11,967,290	$—	$11,967,290	$11,967,290

Notes to Financial Statements (continued)

10.    Reconciliation of The Bank of New York Mellon Corporation 401(k) Savings Plan Financial
Statements to Form 5500

The accompanying financial statements present fully benefit-responsive contracts at contract value. Form 5500 requires fully-benefit responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

Benefit claims payable recorded on Form 5500 have been processed and approved for payment prior to December 31, 2014, but not yet paid as of that date.

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2014 and 2013, to Form 5500.

	December 31,
(in dollars)	2014	2013
Net assets available for plan benefits per the financial statements	$5,246,282,523	$4,860,879,518
Less: Benefit claims payable	1,454,533	518,944
Add: Adjustment from contract value to fair value for fully benefit-responsive investments contracts	2,601,188	1,326,011
Net assets available for plan benefits per Form 5500	$5,247,429,178	$4,861,686,585

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2014 and 2013, to Form 5500.

	Year ended December 31,
(in dollars)	2014	2013
Benefits paid to participants per the financial statements	$360,325,055	$310,831,981
Less: Benefit claims payable – prior year	518,944	456,599
Add: Benefit claims payable – current year	1,454,533	518,944
Benefits paid to participants per Form 5500	$361,260,644	$310,894,326

11.	Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

The Master Trust provides for investment in the Company’s common stock. At both December 31, 2014 and December 31, 2013, 13% of the Plan’s total assets were invested in the common stock of the Company. The value of the Company’s common stock is entirely dependent upon the performance of the Company and the market’s valuation of such performance.

Notes to Financial Statements (continued)

12.	Subsequent Events

On January 29, 2015, the Company’s Board of Directors approved an amendment to freeze benefits accrued by the participants in The Bank of New York Mellon Corporation Pension Plan effective June 30, 2015. The Bank of New York Mellon Corporation Pension Plan was previously closed to new participants effective December 31, 2010 at which time the 2% annual Retirement Contribution was added to the Plan for employees not eligible to accrue benefits in The Bank of New York Mellon Corporation Pension Plan. Beginning July 1, 2015, employees who are no longer eligible to accrue benefits in The Bank of New York Mellon Corporation Pension Plan will become eligible to receive the 2% annual Retirement Contribution to the Plan. For the 2015 plan year, the 2% annual Retirement Contribution will be based on eligible base pay earned from July 1, 2015 through December 31, 2015, for participants who are newly eligible for this contribution as a result of The Bank of New York Mellon Corporation Pension Plan freeze. Eligible employees do not have to contribute to the Plan to receive this contribution; however, they must be actively employed on December 31 to receive that year’s contribution.

Additionally, the provision for the discretionary Profit-Sharing Contribution under the Plan has been eliminated as of January 1, 2015 and an “auto-escalation” feature (by which participant contributions will increase by 1% each year to a maximum of 10%) has been added effective as of July 1, 2016.

The Plan has evaluated subsequent events through June 24, 2015, and determined that no additional events have occurred requiring adjustments to, or disclosure in, the financial statements.

Schedule 1

The Bank of New York Mellon Corporation
401(k) Savings Plan
EIN: 13-2614959
Plan Number: 004
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Identity of issue, borrower, lessor, or similar party	Description of investments and notes receivable	Cost	Current value

*	Master Trust	Common stock, self-directed accounts, mutual funds, collective trust funds and funds of funds	N/A	$5,143,919,027

*	Notes receivable from participants	Notes receivable from participants at interest rates ranging from 3.25% to 10.00% due from less than 1 year to 10 years	-	89,903,864

		Total investments and notes receivable (held at end of year)		$5,233,822,891

* Represents a party-in-interest as defined by ERISA.
N/A – This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of The Bank of New York Mellon Corporation 401(k) Savings Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE BANK OF NEW YORK MELLON CORPORATION
401(k) SAVINGS PLAN

By:	/s/ Monique R. Herena
Monique R. Herena
Senior Executive Vice President and
Chief Human Resources Officer

By:	/s/ Kurtis R. Kurimsky
Kurtis R. Kurimsky
Acting Corporate Controller

Date: June 24, 2015

Index to Exhibits

Exhibit No.	Description	Method of Filing

23.1	Consent of Independent Registered Public Accounting Firm.	Filed herewith.